UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1/A
AMENDMENT NO.1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number: 333-173172

MOXIAN CHINA, INC.

 (Name of Registrant)

Nevada	27-3729742
(State of Incorporation)	(IRS Employer Identification Number)

Room 2313-2315 , Block B, Zhongshen Garden, Caitian South Road, Futian District, Shenzhen
Guangdong Province, China 518101

 (Address of Principal Executive Offices)

Tel: +86 (0)755-66803251

 (Registrant's Telephone Number)

Darren Ofsink, Esq.
Ofsink, LLC
230 Park Avenue, Suite 851
New York, NY 10169
Tel. (646) 627-7326
Fax. (646)22-9844

 (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUIRED NOT TO SEND US A PROXY

Moxian China, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Amendment No.1 to the Information Statement on Schedule 14f-1/A (this “Amended Information Statement”) is being filed to amend certain information contained in the Information Statement on Schedule 14f-1 filed by the Moxian China, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 9, 2014 (the “Original Schedule 14f-1”). This Amended Information Statement is being furnished to all holders of record of common stock of the Company in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under that Act.

The change in the majority of directors and the appointment of new members to the Board of Directors was effective as of November 14, 2013 in connection with a change of control of the Company pursuant to a Securities Purchase Agreement dated as November 14, 2013 (the “Purchase Agreement”).  The Information Statement was intended to be filed with the SEC on or about November 4, 2013. However, the Information Statement was not filed in time. The Original Schedule 14f-1 was actually filed with the SEC on May 9, 2014, which was mailed to the stockholders on May 20, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On November 14, 2013, Brandi DeFoor (the “Seller”) entered into a Purchase Agreement with Moxian China Limited, Stellar Elite Limited, and Good Eastern Investment Holdings Limited (collectively, the “Purchasers”), pursuant to which the Seller sold to the Purchasers an aggregate of 3,100,000 shares of common stock (“Common Stock”), par value $.001 per share of the Company (the “Shares”) for a total purchase price of $264,500.

In connection with Purchase Agreement, on November 14, 2013, Brandi DeFoor, our Chief Executive Officer, Secretary, Treasurer and the director of the Board resigned from all of her positions as director and officer of the Company. Also on November 14, 2013, Mark DeFoor, our Chief Financial Officer, President and director of the Board resigned from all of his positions as director and officer of the Company. Brandi DeFoor’s resignation as officer and director of the Company was effective on November 14, 2013. Mark DeFoor’s resignation as officer and director of the Company was also effective on November 14, 2013.

Effective on November 14, 2013, Ng Kian Yong was appointed as the President, Chief Executive Officer, Secretary, Treasurer and director of the Board. Also on November 14, 2013, Qin Changjian was appointed as a director of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 500,000,000 shares of Common Stock, of which 198,300,000 shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and directors prior to their resignation.

Name	Age	Position	Term of Office

Brandi DeFoor	43	Director	March 4, 2010 to present as Director;
		President, Chief Executive Officer, Secretary and Treasurer	October 12, 2010 to November 14, 2013 as Chief Executive Officer, Secretary and Treasurer; October 12, 2010 to June 14, 2013 as President

Mark DeFoor	43	Director	October 25, 2011 to present as Director;
		President, Chief Financial Officer, Vice President, Secretary	October 25, 2011 to June 14, 2013 as Vice President and Secretary; June 14, 2013 to November 14, 2013 as President and Chief Financial Officer

The following describes the business experience of the director and executive officer prior to his resignation:

Ms. Brandi DeFoor  Brandi DeFoor was a Director, President and Chief Executive Officer of the Company since October 12, 2010. Currently, Ms. DeFoor operates as an independent consultant assisting companies with technology and operations issues on an ad hoc basis. From 2001 to 2008, Ms. DeFoor served as a consultant in the design, development, and implementation of primebyte.com, an online human resources tool focused on the complex reporting requirements of HIPAA and Sarbanes-Oxley.  Ms. DeFoor was a technical recruiter at DCI from 1994 to 2001. Ms. DeFoor earned a Bachelor’s of Business Administration from the University of Missouri at Kansas City in 1993.

Mr. Mark DeFoor Mark DeFoor was Director of the Company since October 25, 2011. He is currently an owner of simTraction LLC, which provides business and technology consulting services. Mr. DeFoor is currently the CEO of Boxceipts.com Inc. From January 1, 2012 through November 13, 2013, Mr. DeFoor was the co-owner of a privately-held business that provided a technology solution for mortgage sales, processing, and back office services to regional banks. From June 2010 through December 2011, Mr. DeFoor was an owner in nVestia which was established to provide financial advisor services.  He resigned from that office and the board on November 14, 2013. On December 28, 2009, Mr. DeFoor entered into a share exchange agreement to sell his shares to AMP Holdings, Inc., and he resigned from the board of directors on that date. From November 13, 2007 through December 28, 2009, Mr. DeFoor was the President and CEO and director of Title Starts Online Inc. (OTCBB: TTSO).

Set forth below is the biographical information about the new directors and executive officers:

Name	Age	Position
Ng Kian Yong	25	Chief Executive Officer, President, Treasurer, Secretary, and Director

Qin Changjian	31	Director

Mr. Ng Kian Yong, age 25, has extensive experience in sales and marketing businesses. From 2011 to 2012, Mr. Ng was the marketing manager at Extromas Sdn Bhd, where he was actively involved in the company’s outward marketing program. Prior to that, Mr. Ng worked as a marketing executive at Bestwin (China) Limited from 2010 to 2011, where he was mainly responsible to increase the direct sales of the products and build up the distribution network in China. Mr. Ng graduated from SMK Taman Tun Aminah (SMKTTA), Malaysia in 2010.

The experience of Mr. Ng in the marketing business has led the Board of Directors to reach a conclusion that he should serve as director of the Company.

Mr. Qin Changjian, age 31, has over 9 years of experience in accounting, procurement of related products, and human resources management. From 2006 to 2012, Mr. Qin was an information technology engineer in Saison Electronic Ltd. (Hong Kong), where he was responsible for the implementation of software and hardware solutions of telecommunication and internet. From 2004 to 2006, Mr. Qin was as a manager of information technology department of Jin Hong Yuan Electronic Company, an original equipment manufacturer in China with a focus on mobile phone manufacturing.  Mr. Qin received his Finance degree from Sichuan Commerce and Trade College of China in 2002.

The Board of Director has concluded that Mr. Qin should serve as director of the Company based on his extensive experience in information technology and accounting industry.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to November 14, 2013 the date when the Purchase Agreement was closed for (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name	Office	Shares Beneficially Owned	Percent of Class(1)

Brandi DeFoor(2)	Director and CEO	3,100,000	93.8%

Mark DeFoor (3)	Director and CFO	0	0%

All officers and directors as a group (2 persons named above)		3,100,000	93.8%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 3,305,000 shares of our Common Stock immediately prior to November 14, 2013.

(2)(3) The address of the officer and director is 13118 Lamar Ave, Overland Park, KS 66209.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock after giving effect to the Purchase Agreement and as of the date of this Amended Information Statement by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name of Beneficial Owner	Positions with the Company	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Officers and Directors
Ng Kian Yong(3) Room 22I, Unit 2 Building C, KingKey 100, Hongbao Road, Luohu District, Shenzhen 518000, China	CEO and Director	Common Stock, $0.001 par value	79,320,000	40.0%

Qian Changjian Shenzhen District, Luohu Area, Chunfeng Lu, Jingseduhui, 25/E, China	Director	Common Stock, $0.001 par value	0	0%

All officers and directors as a group (2 persons named above)		Common Stock, $0.001 par value	79,320,000	40.0%
5% Securities Holders
Good Eastern Investment Holding Limited 10 Anson Road #35-11 International Plaza Singapore 079903		Common Stock, $0.001 par value	39,960,000	20.1%

Moxian China Limited Unit No 304, New East Ocean Centre, No 9 Science Museum Road, T.S.T., Kowloon, Hong Kong		Common Stock, $0.001 par value	67,020,000	33.8%

Stellar Elite Limited Unit No 304, New East Ocean Centre, No 9 Science Museum Road, T.S.T., Kowloon, Hong Kong		Common Stock, $.001 par value	79,320,000	40.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. In determining the percent of Common Stock owned by a person or entity as of the date of this Amended Information Statement, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on as of the date of this Report (198,300,000 shares), and (ii) the total number of shares that the beneficial owner may acquire upon exercise of the derivative securities. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2) Based on the total issued and outstanding shares of 198,300,000 as of the date of this Amended Information Statement.

(3) Includes 79,320,000 shares of Common Stock that Stellar Elite Limited owns. Ng Kian Yong is the Chief Executive Officer of Stellar Elite Limited.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended December 31, 2013, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”) failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

Name	Date of Reporting Event	Required Filing Date	Date of Filing
Brandi DeFoor	10/19/2010 (1)	11/2/2010	Form 3 filed on 11/7/2013
Brandi DeFoor	11/14/2013 (2)	02/14/2014	No Form 5 filed
Mark DeFoor	10/25/2011 (3)	11/8/2011	No Form 3 filed
Mark DeFoor	11/14/2013 (4)	02/14/2014	No Form 5 filed
Ng Kian Yong	11/14/2013 (5)	11/24/2013	Form 3 to be filed on 06/16/2014
Qin Changjian	11/14/2013 (6)	11/24/2013	Form 3 to be filed on 06/16/2014

(1)	Date of issuance of shares of the Company’s Common Stock.
(2)	Date of sale of 3,100,000 shares of the Company’s Common Stock Brandi DeFoor owned.
(3)	Date of appointment as an officer of the Company.
(4)	Date of resignation from an officer and director of the Company.
(5)	Date of appointment as an officer and director of the Company.
(6)	Date of appointment as a director of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation of any kind (including salary, bonuses or other compensation including the grant of equity awards or stock options) was paid to any of our director and officer during the fiscal years ended December 31, 2013 and 2012.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees. Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2013, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the Board of Directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

On October 12, 2010, the Company issued 3,100,000 shares of common stock to Brandi DeFoor, its President, CEO, CFO, and sole director, in exchange for $100 in cash and intellectual property valued at $3,169.  The intellectual property was valued at its historical costs. The Company’s CFO and President, Mark DeFoor, has advanced $5,711.95 to the Company and the Company paid off such debt on November 14, 2013.

On November 14, 2013, Brandi DeFoor entered into a Securities Purchase Agreement with Stellar Elite Limited, pursuant to which the Seller sold to Stellar Elite an aggregate of 1,322,000 shares of Common Stock for a total purchase price of $112,797. Our CEO and director, Ng Kian Yong, is the Chief Executive Officer of Stellar Elite Limited.

Except the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Moxian China, Inc.

June 4, 2014	By:	/s/ Ng Kian Yong
Ng Kian Yong, Chief Executive Officer